Exhibit 5.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Intermap Technologies Corporation

We, KPMG LLP, consent to the use of our report dated March 31, 2025, with respect to the consolidated financial statements of Intermap Technologies Corporation (the “Corporation”), which comprise the consolidated statements of financial position as at December 31, 2024 and December 31, 2023, the consolidated statements of income (loss) and other comprehensive income (loss), changes in shareholders’ equity (deficiency), and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes incorporated herein by reference in the Registration Statement on Form F-10 dated September 15, 2025 of the Corporation.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

September 15, 2025

Ottawa, Canada